UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

P.O. Box 307

Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

Gurabo, Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Philadelphia, Pennsylvania
May 28, 2010

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

	December 31,
	2009	2008
Assets:
Investments, at fair value (Note 4)	$4,388,634	$3,417,112
Loans to participants	397,663	465,319

Total investments	4,786,297	3,882,431

Receivables:
Employer contributions	821	1,000
Participant contributions	1,771	2,174
Due from broker	—	13,999
Dividends & interest	5	1,388

Total receivables	2,597	18,561

Total Assets	4,788,894	3,900,992
Liabilities:
Contribution payable	—	2,722

Net Assets Available for Benefits	$4,788,894	$3,898,270

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions to (Deductions from) Net Assets
Contributions:
Participants	$207,273
Employer	91,926

Total contributions	299,199

Investment income:
Net appreciation in fair value of investments (Note 4)	959,853
Interest and dividends	108,203
Interest on participant loans	36,224

Total net investment income	1,104,280

Benefit payments	(512,855)

Increase in Net Assets	890,624
Net Assets Available for Benefits
Beginning of year	3,898,270

End of year	$4,788,894

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2009 and 2008

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V. (the “Company”).

Note 2 - Description of the Plan

The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”). The Trustee and recordkeeper of the Plan’s assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Contributions

Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute a percentage of their eligible compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited to an annual statutory amount, which amounted to $9,000 in 2009 and $8,000 in 2008.

Participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,000 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”)). No matching contributions will be made with respect to such catch up contributions.

The Plan provides for a Company matching contribution equal to 70% of the first 2.5% of a participant’s eligible compensation contributed to the Plan and 40% of the next 2.51% to 7.5% of the participant’s eligible compensation contributed to the Plan. Company matching contributions to the Plan are made in cash and are invested in accordance with each participant’s investment direction.

Plan participants are permitted to direct the investments of their account balance among any available investment options under the Plan.

Vesting

Employees are fully vested at all times in their own contributions, company matching contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2009 and 2008

Investment Options

Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual funds

Cash equivalents

Praxair, Inc. common stock

Participants may change the investment direction of their contributions and existing balances at any time.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Optional distributions may begin at 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balances. Certain other restrictions apply, as defined in the Plan’s provisions. Participants are permitted to have only one loan outstanding at any time.

Loans are repaid during fixed terms not to exceed five years (thirty years if used to purchase a primary residence). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9%.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2009 and 2008

New Accounting Pronouncements

The following standards were effective for the Plan in 2009:

•

Fair Value Measurements – Two new standards were issued in 2009 related to fair value measurements. The first standard requires the Plan to adopt accounting guidance for determining fair value when the volume and level of activity for an asset or liability has significantly decreased and identifying transactions that are not orderly. The second accounting standard requires the Plan to disclose information about fair value measurements of investments in certain entities that calculate net asset value per share or its equivalent. See Note 5 for the required disclosures. The adoption of these standards did not have an impact on the Plan’s financial statements.

•

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – The Codification was effective July 1, 2009 at which point all then-existing non-SEC accounting and reporting standards have been superseded. As a result of the adoption of the Codification, the Company changed the way it references U.S. GAAP throughout the financial statements. This standard did not have an impact on the Plan’s financial statements.

The following standard will be effective for the Plan in 2010 and 2011:

•

Disclosures of Fair Value Measurements – The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items will be effective for the Plan in 2010. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements. The portion of this standard related to these items will be effective for the Plan in 2011. The adoption of this standard is not expected to have a significant impact on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of Plan earnings, which is based on participant account balances. Participant accounts are charged for withdrawals.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Loans to participants are carried at outstanding balances which approximates fair value.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2009 and 2008

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the limit established by the PRIRC. During 2008, the Plan received $2,722 in excess participant contributions, which were refunded to the affected participants within the prescribed time to satisfy certain provisions of the Plan.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008, respectively, are noted below:

	2009	2008
Praxair, Inc. common stock	$3,256,811	$2,501,312
Loans to participants	397,663	465,319
Pimco Fds Pac Investment Management Service	305,382	275,271
Eaton Vance Large Cap Value Fund	290,709	258,850

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2009 and 2008

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year ended December 31, 2009
Praxair, Inc. common stock	$855,118
Mutual funds	104,735

$959,853

Note 5 – Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2009 and 2008:

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$951,779	$—	—	$951,779
Cash equivalents	180,044	—	—	180,044
Praxair, Inc. common stock	3,256,811	—	—	3,256,811
Loans to participants	—	397,663	—	397,663

Total	$4,388,634	$397,663	—	$4,786,297

	Investment Assets at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$765,451	$10,170	—	$775,621
Cash equivalents	140,179	—	—	140,179
Praxair, Inc. common stock	2,501,312	—	—	2,501,312
Loans to participants	—	465,319	—	465,319

Total	$3,406,942	$475,489	—	$3,882,431

There are no plan liabilities required to be recorded at fair value at December 31, 2009 and 2008.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to the Financial Statements

December 31, 2009 and 2008

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2009 and 2008.

Mutual Funds – This category consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Cash Equivalents – This category consists of short-term money market investments. Due to the short-term maturities of these investments, cash equivalents are valued at cost, which approximates fair value. Cash equivalents are classified as Level 1 within the fair value hierarchy.

Praxair, Inc. common stock – Praxair, Inc. common stock is valued at quoted market prices from a national securities exchange. The Praxair, Inc. common stock is classified as Level 1 within the valuation hierarchy.

Loans to Participants – Loans to participants are valued at cost, which approximates fair value. Loans to participants are classified as Level 2 within the valuation hierarchy.

Note 6 - Tax Status

The Plan qualifies under sections 1165(a), (e), and (g) of the PRIRC and complies with all applicable requirements of both Title I of ERISA and the PRIRC. Although the Plan has been amended since the date it was submitted, the Plan administrator and the Plan’s tax counsel believe that in design and operation, it continues to operate in compliance with applicable law.

Note 7 - Plan Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of the Company associated with the sale and transfer of Praxair common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2009, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during 2009 were insignificant.

Note 8 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., the Company’s parent company, therefore these transactions qualify as party-in-interest transactions.

Loans to participants also qualify as party-in-interest transactions.

Note 9 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Upon such termination, participants would remain 100% vested.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

EIN: ###-##-####, Plan Number: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Praxair, Inc. common stock	Stock Fund	*	*	$3,256,811
	Pimco Fds Pac Investment Management Service	Mutual Fund	*	*	305,382
	Eaton Vance Large Cap Value Fund	Mutual Fund	*	*	290,709
	Federated Investor Max-Cap Fund	Mutual Fund	*	*	232,495
	Federated Government Obligations	Cash Equivalent	*	*	179,450
	Wells Fargo Advantage Government Sec Fund	Mutual Fund	*	*	32,898
	Price T Rowe Retirement 2030 Fund	Mutual Fund	*	*	22,754
	Price T Rowe Retirement 2010 Fund	Mutual Fund	*	*	20,707
	Loomis Sayles Small Cap Value Fund	Mutual Fund	*	*	18,753
	Harbor Capital Appreciation Fund	Mutual Fund	*	*	16,900
	Artio Intl Equity Fund A	Mutual Fund	*	*	5,088
	Price T Rowe Retirement 2040 Fund	Mutual Fund	*	*	4,226
	Price T Rowe Retirement 2020 Fund	Mutual Fund	*	*	1,867
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	*	*	594

					4,388,634

*	Loans to participants	Interest rate of 9%; various maturities	*	*	397,663

	Total investments at fair value				$4,786,297

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: May 28, 2010	By:	/s/ JUAN PELAEZ
Juan Pelaez, Managing Director, Praxair Puerto
Rico, Inc. and member of Administrative
Committee of The Savings Program for Employees
of Praxair Puerto Rico B.V. and Its Participating
Subsidiary Companies

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Gurabo, Puerto Rico

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated May 28, 2010, relating to the financial statements and supplemental schedule of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies appearing in this Form 11-K for the year ended December 31, 2009.

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

May 28, 2010